SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: May 15, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐      Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐      No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)
Enclosed:
Press release

May 15, 2009
IVANHOE MINES ANNOUNCES FINANCIAL RESULTS
AND REVIEW OF OPERATIONS FOR THE FIRST QUARTER OF 2009
High-grade molybdenum and rhenium deposit discovered
by subsidiary Ivanhoe Australia
SINGAPORE — Ivanhoe Mines Ltd. today announced its results for the quarter ended March 31, 2009. All figures are in US dollars, unless otherwise stated.
HIGHLIGHTS
•
During the quarter, Ivanhoe’s 83%-owned subsidiary, Ivanhoe Australia (IVA — ASX), announced the discovery of a high-grade molybdenum and rhenium deposit at its Merlin Project on its Cloncurry tenements in northwestern Queensland. A scoping study of mine development options is underway. Rhenium is used in super-strength aerospace alloys, while molybdenum is mainly used as an alloy in stainless steels and in alloy steels.

•
On April 16, 2009, Ivanhoe Australia made a significant gold-focused investment by purchasing an initial 10% equity stake in Emmerson Resources, with the opportunity to increase this to 19.9%. Ivanhoe also entered into a joint venture covering all of Emmerson’s tenements in the Tennant Creek Mineral Field. This field is one of the richest and largest Proterozoic goldfields in Australia with historical production of more than 5.5 million ounces of high-grade gold and approximately 488,000 tonnes of copper.

•
Ivanhoe’s 80%-owned subsidiary, SouthGobi Energy Resources (SGQ — TSX.V), reported coal sales of $3.5 million from its Ovoot Tolgoi mine in southern Mongolia, representing approximately 127,000 tonnes of coal sold to customers in China. In another Asian coal venture, SouthGobi is preparing to begin trial shipments to customers in Asia of an initial 30,000 tonnes of high-quality metallurgical coal from the new Mamahak Project in East Kalimantan, Indonesia.

•
In February 2009, Ivanhoe Mines and its strategic partner, Rio Tinto, negotiated a draft Investment Agreement with a new Working Group appointed by the Mongolian Government. An agreement is required to begin construction of the Oyu Tolgoi copper-gold mining complex.

•
The draft Investment Agreement and a companion Shareholders’ Agreement was approved in principle by the Cabinet and the National Security Council and was introduced into the State Great Khural, Mongolia’s national Parliament, in March. The parliamentary review process is continuing.

•
In Q1’09, Ivanhoe Mines expensed $37.4 million in exploration and development activities, compared to $57.3 million in Q1’08. In Q1’09, Ivanhoe Mines’ exploration activities were largely focused in Mongolia and Australia.

MONGOLIA: OYU TOLGOI COPPER-GOLD PROJECT
Oyu Tolgoi awaiting an approved Investment Agreement
In January 2009, Ivanhoe Mines and Rio Tinto re-started negotiations with a newly formed Government Working Group for a competitive Investment Agreement that would recognize the realities of the current international investment environment and the economic benefits inherent in the development of the Oyu Tolgoi Project.
Mongolian law provides for the completion of Investment Agreements to establish long-term stability of taxation and other fiscal policies and assurances regarding the operational environment necessary for new mine developments. An Investment Agreement for Oyu Tolgoi requires the approval of the State Great Khural, which is Mongolia’s national Parliament.
In late February 2009, the negotiators reached agreement on an acceptable draft Investment Agreement and a companion Shareholders’ Agreement. The draft agreements were reviewed and approved in principle by the Cabinet and the National Security Council. Following the completion of negotiations, each page of the draft Investment Agreement was initialled by representatives of both the Mongolian Cabinet and Ivanhoe Mines Mongolia Inc. LLC before the document was presented to Parliament in March as part of the final approval process. The parliamentary review process has continued into May.
Ivanhoe Mines and Rio Tinto remain prepared to complete an Investment Agreement with the Government that is equitable and fair for both sides. The companies also are continuing to assess the implications for the Oyu Tolgoi Project and its development schedule as a result of the delays in approval of the Investment Agreement and Shareholders’ Agreement that have been experienced in Mongolia, the sharp declines in certain commodity prices and continuing uncertainty in international financial markets.
Engineering and development advancing in readiness for mine construction
During Q1’09, the engineering and development team remained focused on maintaining the Oyu Tolgoi Project in a position to commence construction once an Investment Agreement is finalized.
There was limited underground work at site during Q1’09. The main activity was preparation for the first ventilation raise (a vertical connection from underground to surface), to supply fresh air from surface to the underground workings. Other site work was focused on maintaining facilities and supporting the limited underground and exploration activities.
Ivanhoe Mines has continued to advance mine planning, engineering and will prepare an update to the Oyu Tolgoi Project’s Integrated Development Plan once an acceptable Investment Agreement has been negotiated with the Government of Mongolia and approved by all parties — including the Board of Directors of Ivanhoe Mines.

MONGOLIA: COAL PROJECTS
SOUTHGOBI ENERGY RESOURCES (80% owned)
SouthGobi Energy’s Ovoot Tolgoi coal mine in production
SouthGobi is producing and selling coal at its Ovoot Tolgoi Project in southern Mongolia’s Gobi region, 45 kilometres north of Mongolia’s border with China.
SouthGobi recognized revenue of $3.5 million in Q1’09, representing approximately 127,000 tonnes of coal sold at an average realized price at the mine gate of approximately $29 per tonne.
SouthGobi’s Q1’09 sales were impacted by difficulties expediting the movement of its coal shipments across the Mongolia-China border due to sporadic openings at the Ceke crossing. The border crossing operated only five days a week, on dayshift, during January and February this year, greatly limiting the volume of coal that SouthGobi was able to sell to customers in China. As a result, SouthGobi curtailed production to a dayshift in January 2009. This was followed by a mine shut down February 24, although crews continued loading stockpiled coal into customer’s trucks. In March 2009, the border point began operating eight hours a day, seven days a week, which enabled the shipment of more than 115,000 tonnes of coal during the month. SouthGobi expects to be in a position to resume mining operations at Ovoot Tolgoi in the near future if the border crossing maintains its current openings. SouthGobi is in talks with the Mongolian Government to keep the border open 24 hours a day year round.
SouthGobi recorded cost of sales of $3.2 million in Q1’09, comprised of the cost of the product sold, mine administration costs, equipment depreciation and depletion of stripping costs. Total cash costs per tonne of product sold in Q1’09 were $18.51 compared to $14.09 in Q4’08. The increase was due to operational costs of approximately $4.00 per tonne that were expensed in Q1’09 due to the mine being shut down in February 2009. During Q1’09, the total waste mined was 344,850 Bank Cubic Meters (BCM) and the total coal mined was 157,115 tonnes at a strip ratio of approximately 2.19 BCM waste per tonne of saleable coal. Of the total coal mined, approximately 47,000 tonnes were oxidized steam coal and 110,000 tonnes were premium coal.
In 2008, SouthGobi ordered a second fleet of coal-mining equipment to expand Ovoot Tolgoi’s production capacity. The fleet, scheduled to be commissioned in September 2009, consists of a Liebherr 966 hydraulic excavator (34-cubic-metre capacity) and four Terex MNT4400 trucks (260-tonne capacity).
SouthGobi has appointed Norwest, a major international engineering firm, to complete a new Technical Report for the Ovoot Tolgoi project incorporating data obtained from drilling completed up to the end of 2008. The report is expected to be completed later in 2009.
INDONESIA: COAL PROJECTS
SOUTHGOBI ENERGY RESOURCES (80% owned)
SouthGobi stockpiling test shipments at Mamahak Coal Project, Indonesia
In January 2009, SouthGobi announced that a location permit was received, allowing the commencement of surface coal extraction at its Mamahak Project in East Kalimantan, Indonesia. SouthGobi has an 85% working interest in Mamahak, with provisions to increase its interest to 100%.
During Q1’09, SouthGobi received a series of results from its coal-sampling programs at Mamahak. The results suggest the coal is of a premium quality and has some unique characteristics, including high fluidity, that make it suitable for coking processes. The results prompted SouthGobi to continue development at the site. The coal-extraction infrastructure, including a 34-kilometre haul road to the Mahahkam River, and barge load-out are being completed. SouthGobi is preparing to begin trial shipments to customers in Asia of an initial 30,000 tonnes of high-quality metallurgical coal from the Mamahak Project. SouthGobi has engaged two mining contractors that have significant experience in operations similar to Mamahak.

AUSTRALIA
IVANHOE AUSTRALIA (83% owned)
Scoping Study this year of mining and processing options for Merlin Molybdenum and Rhenium Project Discovery
Ivanhoe Australia incurred exploration expenses of $6.1 million in Q1’09, compared to $9.5 million in Q1’08. The decrease of $3.4 million was largely due to steps taken in Q4’08 to significantly reduce expenditures by focusing on the company’s key projects and decreasing its greenfields exploration.
Ivanhoe Australia’s key projects, all situated on granted Mining Leases, are Mount Elliott, Mount Dore, Starra Line and the new Merlin molybdenum and rhenium project in the Mount Dore mining leases. During Q1’09, work focused on drilling of the Merlin Project’s northern extensions, as well as limited infill drilling on Mount Elliot and extensional drilling on the Mount Dore sulphides.
The Merlin Deposit is a clearly defined, high-grade body of molybdenum and rhenium sulphide mineralization starting at a depth of about 100 metres and extending down-dip for over 400 metres.
The Merlin discovery now has been tested by 100 drill holes; assay results are available for 83 of these holes. Visual estimates from core logging extend the molybdenum mineralization at least 400 metres north of the previous limit of drilling.
Two sub-zones now are recognized within the Merlin mineralization: a molybdenum and rhenium-rich footwall zone, or lower zone, and an upper hangingwall zone that contains more copper and zinc, along with molybdenum and rhenium.
At depth, this hangingwall zone becomes more copper- and zinc-dominant and the molybdenum grades decrease. The exact nature of this rapid change from molybdenite to chalcopyrite-sphalerite is still unclear; holes are being drilled to test the transition zone and provide a robust limit to the Merlin zone down-dip to the east.
The current strike length of the zone, for which results are available, is over 500 metres; however, mineralization has been found over a strike length of 900 metres in step-out holes. Drilling is continuing to the north on 100-metre step-out traverses. Infill drilling is required to extend the footwall zone to the south, where the drill spacing remains broad, and to infill the high-grade zone of the footwall zone down dip. This area contains the highest grade and thickest mineralization drilled to date.
Preliminary project studies for evaluating the development options are progressing, with the mining, processing and marketing aspects advanced to a higher level of detail. Given the high value of rhenium in the deposit, a critical area of metallurgical study is required to evaluate options for further processing of the molybdenum sulphide concentrate to allow high rhenium recovery. A Scoping Study for the Merlin Project is expected to be completed during Q2’09.
Ivanhoe Australia holds 15 Exploration Permits for Minerals (EPMs) and 20 Mining Leases, for a total of 1,663 square kilometres, in the Cloncurry area. Ivanhoe Australia also has six EPM applications in process, covering 757 square kilometres.

Gold exposure increased with Emmerson Resources Shareholding and Joint Venture Agreement
In April 2009, Ivanhoe Australia purchased an initial 10% equity stake in Emmerson Resources (Emmerson) for approximately A$2.9 million, with the opportunity to increase this to 19.9% with an additional investment of A$5.6 million. Ivanhoe Australia also entered into a joint-venture agreement covering all of Emmerson’s tenements in the Tennant Creek Mineral Field (TCMF), in Australia’s Northern Territory. Ivanhoe Australia is required to spend A$18 million over three years to earn a 51% equity interest, which could increase to 70% in particular projects if certain Mineral Resource thresholds are met.
Emmerson is an Australian mineral exploration company listed on the Australian Stock Exchange. Emmerson’s tenements in the TCMF cover approximately 2,700 square kilometres in the centre of the Northern Territory.
KAZAKHSTAN
ALTYNALMAS GOLD (49% owned)
Work on feasibility study to begin this year
Altynalmas Gold’s principal assets are the Bakyrchik Gold Project and the Bolshevik Project, which are located on the highly prospective Kyzyl Shear in Kazakhstan.
Subject to its Board approval, Altynalmas Gold plans to undertake a 40,000-metre delineation drilling program between June 2009 and January 2010. In parallel with this exploration program, Altynalmas Gold intends to prepare a feasibility study scheduled for completion in February 2011.
Construction of a 100,000-tonne-per-year rotary kiln (Pilot Roaster) began in September 2007 and was completed in December 2008. The purpose of the Pilot Roaster plant is to assess the viability of roasting, using a rotary kiln as outlined in the work program approved by Kazakhstan’s Ministry of Energy and Mineral Resources. On April 18, 2009, a decision was made to shut down the Pilot Roaster until further modifications to the ore preparation and rotary kiln are made at a capital cost of approximately $0.5 million.
Laboratory bench-scale, fluid-bed-roasting tests recently completed show that high gold recoveries can be achieved for a whole-ore roast with a reducing first stage, followed by a highly oxidizing second stage. This will be the basis of the feasibility study for the commercial process that is planned for Altynalmas Gold’s operations.
FINANCIAL RESULTS
In Q1’09, Ivanhoe Mines recorded a net loss of $56.0 million (or $0.15 per share), compared to a net loss of $63.6 million (or $0.17 per share) in Q1’08, representing a decrease of $7.6 million. Results for Q1’09 were mainly affected by $37.4 million in exploration expenses; $7.8 million in general and administrative expenses; $4.8 million in interest expense; and $9.3 million in mainly unrealized foreign exchange losses. These amounts were offset by $10.7 million in income from discontinued operations.
Exploration expense of $37.4 million in Q1’09 decreased $19.9 million from $57.3 million in Q1’08. The exploration expenses included $26.9 million spent in Mongolia ($44.1 million in Q1’08), primarily for Oyu Tolgoi and Ovoot Tolgoi, and $6.1 million incurred by Ivanhoe Australia ($9.5 million in Q1’08).
Ivanhoe Mines’ cash position, on a consolidated basis at March 31, 2009, was $327.1 million.

SELECTED ANNUAL FINANCIAL INFORMATION
This selected financial information is in accordance with U.S. GAAP, as presented in the annual consolidated financial statements.
($ in millions of U.S. dollars, except per share information)

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2009	2008	2008	2008
Revenue	$3.5	$3.1	$0.0	$0.0
Exploration expenses	(37.4)	(76.0)	(59.7)	(67.3)
General and administrative	(7.8)	(8.1)	(5.1)	(7.5)
Foreign exchange (losses) gains	(9.3)	(40.6)	(20.0)	(1.0)
Writedown of other long-term investments	—	(18.0)	—	—
Gain on sale of long-term investments	—	—	—	201.4
Net (loss) income from continuing operations	(66.7)	(168.1)	(98.7)	118.3
Income from discontinued operations	10.7	8.1	10.7	9.2
Net (loss) income	(56.0)	(160.0)	(88.0)	127.5

Net (loss) income per share — basic
Continuing operations	$(0.18)	$(0.45)	$(0.26)	$0.32
Discontinued operations	$0.03	$0.02	$0.03	$0.02
Total	$(0.15)	$(0.43)	$(0.23)	$0.34

Net (loss) income per share — diluted
Continuing operations	$(0.18)	$(0.45)	$(0.26)	$0.29
Discontinued operations	$0.03	$0.02	$0.03	$0.02
Total	$(0.15)	$(0.43)	$(0.23)	$0.31

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2008	2007	2007	2007
Revenue	$0.0	$0.0	$0.0	$0.0
Exploration expenses	(57.3)	(96.6)	(74.8)	(79.1)
General and administrative	(6.8)	(9.0)	(7.0)	(5.9)
Foreign exchange (losses) gains	(1.3)	2.3	2.1	6.7
Writedown of other long-term investments	—	(24.5)	—	—
Gain on sale of long-term investments	—	—	—	—
Net (loss) income from continuing operations	(69.6)	(265.5)	(90.0)	(78.7)
Income from discontinued operations	6.0	11.9	6.8	4.6
Net (loss) income	(63.6)	(253.6)	(83.1)	(74.2)

Net (loss) income per share — basic
Continuing operations	$(0.19)	$(0.71)	$(0.24)	$(0.21)
Discontinued operations	$0.02	$0.04	$0.02	$0.01
Total	$(0.17)	$(0.67)	$(0.22)	$(0.20)

Net (loss) income per share — diluted
Continuing operations	$(0.19)	$(0.71)	$(0.24)	$(0.21)
Discontinued operations	$0.02	$0.04	$0.02	$0.01
Total	$(0.17)	$(0.67)	$(0.22)	$(0.20)

QUALIFIED PERSONS
Disclosures of a scientific or technical nature in this release and the Company’s MD&A in respect of each of Ivanhoe Mines’ material mineral resource properties were prepared by, or under the supervision of, the qualified persons (as that term is defined in NI 43-101) listed below:

Oyu Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company

Ovoot Tolgoi Project	Stephen Torr, P.Geo, SouthGobi Energy	Employee of the Company
Ivanhoe Mines’ results for the three months ended March 31, 2009, are contained in the audited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe Mines’ website at www.ivanhoemines.com.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
Website: www.ivanhoemines.com
Forward Looking Statements:
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project; the timing of commencement of full construction of the Oyu Tolgoi Project: the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business; the anticipated future production for the Ovoot Tolgoi Coal Mine; the potential improvement of the export conditions at the Ceke border between Mongolia and China and the completion of a Technical Report for the Ovoot Tolgoi Coal Mine; the planned shipment of 30,000 tonnes of coal from the Mamahak Project in East Kalimantan, Indonesia for testing; the completion of a Scoping Study for the Merlin Project; the potential of plans to make non-core projects self-funding, and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 15, 2009	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary